Exhibit 12.1

Oiltanking Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

	Years Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2012
Earnings:
Net income	$13,676	$12,585	$25,116	$37,815	$62,397	$47,467
Add: Income tax expense (benefit)	6,010	6,166	10,482	11,483	(21,506)	240
Less: Equity in earnings from unconsolidated affiliates	—	—	—	—	—	—

Pre-tax income before equity in earnings from unconsolidated affiliates	19,686	18,751	35,598	49,298	40,891	47,707
Add: Fixed Charges	7,089	9,080	9,753	9,671	6,352	2,173
Add: Amortization of capitalized interest	138	219	305	333	333	263
Add: Distributed income of equity investees	—	—	—	—	—	—

Subtotal	26,913	28,050	45,656	59,302	47,576	50,143
Less: capitalized interest	(2,962)	(1,575)	(1,290)	(21)	(619)	(958)

Total earnings	$23,951	$26,475	$44,366	$59,281	$46,957	$49,185

Fixed Charges:
Interest and debt expense	$3,982	$7,356	$8,401	$9,538	$5,438	$1,094
Capitalized interest	2,962	1,575	1,290	21	619	958
Portion of rentals representing an interest factor	145	149	62	112	295	121

Total fixed charges	$7,089	$9,080	$9,753	$9,671	$6,352	$2,173

Ratio of earnings to fixed charges	3.38	2.92	4.55	6.13	7.39	22.63